FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒   Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐   No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     ]

NATIONAL BANK OF GREECE

Athens, 20 July 2015

ANNOUNCEMENT

NBG announces that, according to Legislative Act dated July 18th 2015 (Government Gazette A’ 84/18.7.2015), the bank holiday period which started on June 28th 2015 (as per Legislative Act A’ 65/28.6.2015) is terminated with effect from (and including) July 20th 2015, while restrictions on bank transactions remain in effect. Among others, there are prohibitions applying to transfer of funds abroad and limits on cash withdrawals, which remain at €60 per day with the possibility of aggregated withdrawal once on a weekly basis. Further details on the exact measures in force may be found in the full text of the relevant decision which is publicly available (in Greek) on http://www.et.gr/index.php/daily-publications.

According to Announcement of the Hellenic Capital Market Commission dated July 20th 2015, the Athens Exchange (ATHEX) will remain closed, while other measures the Commission had previously established will also continue to apply at least until the issuance of a Decision by the Minister of Finance as prescribed in Par. 10 of the above Legislative Act of July 18th 2015.  As a result, ordinary shares issued by the National Bank of Greece admitted to trading on the ATHEX do not currently trade on the ATHEX. Further details on all restrictions in force may be found in the full text of the Hellenic Capital Market Commission Announcement publicly available on http://www.hcmc.gr/en_US/web/portal/home.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Paul K. Mylonas

(Registrant)

Date: July 20th, 2015

Deputy Chief Executive Officer